

December 15, 2022

Timothy S. Duncan
President, Chief Executive Officer and Director
Talos Energy Inc.
333 Clay Street, Suite 3300
Houston, Texas 77002

      Re: Talos Energy Inc.
             Amendment No. 1 to Registration Statement on Form S-4
             Filed December 5, 2022
             File No. 333-268036

Dear Timothy S. Duncan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 - Transaction Accounting Adjustments, page 150

1.   We note the description of the inputs to the valuation of oil and gas properties added in response to prior comment 12. Please further expand this disclosure to more clearly describe the qualitative factors that resulted in the pro forma adjustments to Proved properties and Unproved properties, not subject to amortization.

2.   Your response to prior comment 13 states that you calculated current taxable income on a combined basis and compared the combined income tax income to the net operating losses available to be utilized for the periods ended December 31, 2021 and September 30, 2022.

Timothy S. Duncan
Talos Energy Inc.
December 15, 2022
Page 2

Please clarify for us how offsetting post-combination taxable income with available federal net operating losses is consistent with Rules 11-02(a)(6)(i) and (b)(5) of Regulation S-X.

Material U.S. Federal Income Tax Considerations of the Mergers, page 156

3.   We note your disclosure here, and in the Exhibit 8.1 Form of Opinion of Davis Polk, that Davis Polk's opinion will opine that the First Merger and the Second Merger, taken together as an integrated transaction, will "more likely than not" qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Please revise to explain why counsel cannot give a "will" opinion and to describe the degree of uncertainty in the opinion. Please also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Information About EnVen
Oil, Natural Gas and NGL Reserves
Proved Reserves, page 192

4.   We have read your response to prior comment 16 and note the revisions to your disclosure. Please tell us the basis for the presentation of the present value of future net revenues from production handing agreements discounted at 10% or revise to remove it. This comment also applies to the similar information in the reserve report filed as Exhibit 99.8.

Also, disclosure under the section "PV-10" on page 195 of your amendment appears to indicate EnVen's proved reserve PV-10 values are inclusive of cash flows from the future net revenues related to third-party production handling agreements, discounted at 10%. Please revise your disclosure to resolve the inconsistency with other revisions to your disclosure.

General

5.   We note your revised disclosure throughout your registration statement in response to prior comment 15. In various place, such as page ii, v, xxvii, 4, 17, 135, 163, 178 and your form of preliminary proxy card in Annex L, you disclose that you are asking shareholders to approve Proposal 2.D clarifying that the exclusive forum provision in the A&R Charter will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. However, in other sections, such as your risk factor on page 41 and Article XII of your Form of A&R Charter in Annex G, you revised to provide that the federal district courts of the United States will be the exclusive forum for claims arising under the federal securities laws of the United States, including without limitation under the Securities Act of 1933. Article XII was also revised to disclose that "[n]otwithstanding the

foregoing" your exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act of 1934. Please revise throughout your filing to consistently disclose the application of your provisions to actions arising under the Securities Act or Exchange Act, including clarifying the change shareholders are being asked to approve. If your A&R Charter will apply to claims under the Securities Act or Exchange Act, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jackson O' Maley